November 29, 2018

Aamer Sarfraz
Chief Executive Officer
DOTA Holdings Limited
c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

       Re: DOTA Holdings Limited
           Amendment No. 2 to Registration Statement on Form F-4
           Filed November 23, 2018
           File No. 333-227379

Dear Mr. Sarfraz:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2018 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed November 23, 2018

Background of the Business Combination, page 78

1. We note your response to comment 4 and your amended disclosure; however, we are not persuaded by your response. Please provide a legal analysis as to the basis for your response that "[a]ll items required by Item 1015(b) of Regulation M-A in relation to
       Cowen's advice to DOTA have been disclosed in Amendment No. 2 to the extent applicable." In this regard, Cowen is not required to provide a valuation for its advice to constitute an opinion or appraisal that materially relates to the transaction. Also, your response does not appear to address EBC's role. Please also provide a brief summary of the specific analyses, conclusions, valuations and/or projections provided to DOTA
 Aamer Sarfraz
DOTA Holdings Limited
November 29, 2018
Page 2
      management by EBC, considering your disclosure on page 82 that "EBC and Cowen . . .
      had several meetings to discuss the proposed transaction, valuation of Reebonz, comparable and also timing and strategy of the transaction." Alternatively, please provide your legal analysis as to why EBC's communications do not constitute a report, opinion, or appraisal materially relating to the transaction.
2. We note your response to comment 5. Given that your disclosure under "Satisfaction of
      80% Test" and "DOTA's Board of Directors' Reasons for Approval of the Business
      Combination" both mention the methodologies used to estimate a fair market value of
      Reebonz and that such analyses, as well as other factors considered by the Board, helped the Board conclude that the business combination is in the best interests of DOTA's stockholders and the consideration being paid in the Business Combination is fair to and in the best interests of DOTA and its stockholders, please enhance your disclosure to describe these methodologies in greater detail by providing qualitative and quantitative disclosure about each methodology, including the data relied upon, any applicable assumptions, and the results arrived at for each methodology. Further, because it appears that DOTA's Board relied upon projected financial results prepared and provided by
      Reebonz, please revise to disclose these projections or tell us why you do not believe this information is material to investors.
       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom,
Assistant Director, at (202) 551-3264 with any questions.



                                                            Sincerely,
FirstName LastNameAamer Sarfraz
                                                            Division of
Corporation Finance
Comapany NameDOTA Holdings Limited
                                                            Office of Consumer
Products
November 29, 2018 Page 2
cc:       Jeffrey W. Rubin
FirstName LastName